
Mail Stop 3561

November 5, 2008

By Facsimile and U.S. Mail

Mr. David M. Rainey
President and Chief Financial Officer
Debt Resolve, Inc.
707 Westchester Avenue, Suite L7
White Plains, New York 10604

> **Re:** **Debt Resolve, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed April 16, 2008**
> **Form 10-Q for the six month period ended June 30, 2008**
> **Filed August 18, 2008**
> **File No. 011-33110**

Dear Mr. Rainey:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB Fiscal Year Ended December 31, 2007

Item 8A(T) Controls and Procedures, page 32

Management's Report on Internal Control over Financial Reporting, page 32

1.   Please revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your internal controls over financial reporting. In this regard, with respect to your current disclosure, explicitly state whether the conclusion reached was effective or not effective. Reference is made to Item 308(T) of Regulation S-B.

Exhibits 31.1 and 31.2

2.   Please be advised that the certifications required by Rule 13a-14(a) or Rule 15d-14(a) must include language exactly as set forth in Item 601(b)(31) of Regulation S-B. In this regard, we note that paragraph 4(b) is missing in the certifications. As such, please revise to provide complete certifications in accordance with the above rule.

Form 10-Q For the Six Month Period Ended June 30, 2008

Condensed Consolidated Balance Sheets, page 3

3.   Tell us and disclose the individual component amounts of your accounts payable and accrued liabilities that exceed 10% of the total assets. Refer to Rule 8-03 (a) (1) of Regulation S-X.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments. Please submit your response letter on EDGAR as a correspondence file.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272, or me at (202) 551-3377 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Andrew Mew
Accounting Branch Chief